Filed by CB Financial Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FedFirst Financial Corporation
Commission File No.: 000-54124

**PRESS RELEASE**

Contacts:

CB Financial Services, Inc.
Barron P. McCune, Jr.
President and Chief Executive Officer
(724) 225-2400

FedFirst Financial Corporation
Patrick G. O’Brien
President and Chief Executive Officer
(724) 684-6800

CB FINANCIAL SERVICES, INC. AND
FEDFIRST FINANCIAL CORPORATION AGREE TO MERGE

Creating the Premier Community Bank in the Marcellus Shale Region

Carmichaels and Monessen, PA; April 14, 2014.  CB Financial Services, Inc. (“CB”) (OTCQB “CBFV”), the Carmichaels-based holding company for Community Bank, and FedFirst Financial Corporation (“FedFirst”) (NasdaqCM “FFCO”), the Monessen-based holding company for First Federal Savings Bank, announced today the signing of a definitive merger agreement under which FedFirst will merge with and into CB in a cash and stock transaction valued at approximately $54.5 million.  On a combined basis, CB will have more than $860 million in total assets and will be attractively positioned in the heart of the Marcellus Shale Region to provide a broad array of retail and commercial banking services to customers throughout southwestern Pennsylvania.

Barron P. McCune, Jr., CB’s President and Chief Executive Officer, said, “We are thrilled to welcome the bankers at First Federal Savings Bank into the Community Bank family.  Together, we can take the best of each bank and find new and better ways to serve our customers.  We will strive to create the premier community bank in southwestern Pennsylvania.”

Patrick G. O’Brien, FedFirst’s President and Chief Executive Officer, added, “Blending the high performance cultures of both First Federal and Community Bank into one will create a financial services company that is well positioned to return great value to shareholders, customers, employees and the communities it serves.  Our combined strength will also provide us with an increased opportunity to capture greater market share in the growing economy of our region.”

Under the terms of the merger agreement, which has been approved by the boards of directors of both companies, stockholders of FedFirst will be entitled to elect to receive $23.00 in cash or shares of CB common stock based on a fixed exchange ratio of 1.1590 shares of CB common stock for each share of FedFirst common stock, subject to proration to ensure that at closing 65% of the outstanding shares of FedFirst common stock are exchanged for shares of CB common stock and the remaining 35% are exchanged for cash.  The transaction is expected to qualify as a tax-free reorganization for both companies and as a tax-free exchange for FedFirst stockholders who receive shares of CB common stock in exchange for their shares of FedFirst common stock.

Effective upon the closing of the merger, current FedFirst directors John J. LaCarte, John M. Swiatek, Patrick G. O’Brien and Richard B. Boyer will be appointed to the boards of directors of CB and Community Bank.  In addition, Mr. O’Brien will serve as Executive Vice President and Chief Operating Officer of Community Bank and Mr. Boyer will serve as Vice President of Insurance Operations of Community Bank.  Mr. Boyer currently serves as President and Chief Operating Officer of Exchange Underwriters, Inc., a Cannonsburg, PA-based full-service insurance agency, in which First Federal Savings Bank, through a wholly-owned subsidiary, owns an 80% equity interest.  Mr. Boyer owns the remaining 20% equity interest.  Under the terms of the merger agreement, First Federal Savings Bank will purchase from Mr. Boyer his 20% equity interest before the closing of the merger.  Mr. Boyer will continue to serve as President and Chief Operating Officer of Exchange Underwriters, Inc. upon the closing of the merger.

CB and FedFirst expect to complete the transaction late in the third or early fourth quarter of 2014.  In addition to the purchase of the 20% equity interest in Exchange Underwriters, Inc., the completion of the transaction is subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of the stockholders of FedFirst.  In addition, under the terms of the merger agreement, CB will apply to list its common shares on the Nasdaq Global Market and a condition to closing is that its shares be approved for listing upon notice of issuance.

Keefe, Bruyette & Woods, Inc. acted as financial advisor to CB, and Mufson Howe Hunter & Company LLC acted as financial advisor to FedFirst and rendered a fairness opinion to the board of directors of FedFirst.  Luse Gorman Pomerenk & Schick, P.C. served as legal counsel to CB and Kilpatrick Townsend & Stockton LLP served as legal counsel to FedFirst.

An investor presentation will be available on Community Bank’s website (www.communitybank.tv).

Additional Information About the Merger and Where to Find It

CB Financial Services, Inc. will file a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The registration statement will include a proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger.  FEDFIRST SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents CB will file, and FedFirst has filed and will file, with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).  In addition, investors and security holders may obtain free copies of the documents CB will file with the SEC by contacting Baron P. McCune, Jr., CB Financial Services, Inc., 90 West Chestnut Street, Suite 100, Washington, PA 15301 and free copies of the documents FedFirst has filed with the SEC by contacting Patrick G. O’Brien, FedFirst Financial Corporation, 565 Donner Street, Monessen, PA 15062.

FedFirst and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from FedFirst stockholders in connection with the proposed merger.  Information concerning such participants' ownership of shares of FedFirst common stock is set forth in the definitive proxy statement for FedFirst’s 2013 annual meeting of stockholders filed with the SEC on April 17, 2013.

This press release does not constitute an offer of any securities for sale.  The shares of common stock of CB are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

About CB Financial Services, Inc.

CB Financial Services, Inc. is the bank holding company for Community Bank, a Pennsylvania-chartered commercial bank.  Community Bank operates eleven offices in Greene, Allegheny and Washington Counties in southwestern Pennsylvania.  At December 31, 2013, CB had total consolidated assets of approximately $546.5 million.

About FedFirst Financial Corporation

FedFirst Financial Corporation is the parent company of First Federal Savings Bank, a community-oriented financial institution operating seven full-service branch locations in southwestern Pennsylvania. First Federal offers a broad array of retail and commercial lending and deposit services and provides commercial and personal insurance services through Exchange Underwriters, Inc., its 80% owned subsidiary.  At December 31, 2013, FedFirst had total consolidated assets of approximately $319.0 million.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of CB and FedFirst. Forward-looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend", "outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in FedFirst’s reports filed with the SEC and those identified elsewhere in this press release, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by FedFirst’s stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the respective businesses of CB and FedFirst or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of CB products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. CB and FedFirst undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.